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January 8, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE: RiverSource Government Money Market Fund, Inc.
       (formerly known as Seligman Cash Management Fund, Inc.)
    Post-Effective Amendment No. 47
    File No.2-56805/811-02650

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 47 on Form N-1A pursuant to Rule 485(a)(1) to comply with the amendments to Form N-1A.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Katina Walker at 612-671-6990.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Government Money Market Fund, Inc.